Management Discussion and Analysis

August 31, 2014

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations for Tanzanian Royalty Exploration Corporation (the “Company”) should be read in conjunction with the audited consolidated financial statements for the years ended August 31, 2014 and 2013.  The MD&A was prepared as of October 30, 2014.  All amounts are in Canadian dollars, unless otherwise specified.

Highlights – for the year ended August 31, 2014

•

Construction of the Heap Leach Plant for the Buckreef Project Gold Mine. in the Lake Victoria Goldfields of Tanzania was initiated.  Among significant progress made during the reported period include completion of heap leach pads, four 100m by 30m heap leach.  This will support the processing of stacked ore delivered from the Buckreef South Pit.

•

Grade control drilling was initiated over the Buckreef South Block.  Results from 250 drill holes provided detailed data required for mapping and identifying the highest ore grade material to supply the heap leach extraction plant.

•

Over 70% of the total holes drilled into Buckreef South Block intercepted ore material grading greater than 0.5g/t Au.  This high-density drilling program confirmed two distinct mineralized zones termed as Buckreef South Zone One (BSZO) and Buckreef South Zone Two (BSZT) with an average grade of 3.16g/t Au and 5.31g/t Au respectively.

•

Construction of resource models for Buckreef prospects (Buckreef Main, Eastern Porphyry, Bingwa and Tembo) was carried out during the period.  This process was preceded by the construction of geological and mineralization wireframes for the four 0rospects.

•

Positive Metallurgical Test results for Buckreef Bingwa Deposit confirmed potential or low cost mining for Buckreef Bingwa Deposit.

•

The Company announced a 121% increase in gold resource for the Buckreef Main Prospect and a 39.2% increase for the entire Buckreef Project.  These results show gold ounces contained in measured and indicated categories  containing approximately 2.4 million ounces.  On February 24, 2014 the Company filed on SEDAR a NI 43-101 independent technical report for the updated mineral resource estimate.

•

Two key permits granted for blasting and chemical processing at the Company’s Buckreef open cut area.

•

On February 24, 2014, the Company and Allied Gold Corp. (“AGC”) of United Arab Emirates announced it had signed a letter of intent to develop a commercially producing mine in Buziba-Busolwa area, Tanzania.  This will bea stand-alone development that will encompass the Buziba site within the Company’s Buckreef Gold Project.

•

Buckreef Gold Company Limited (BGCL), a joint venture company owned by the Company and the State Mining Corporation (STAMICO) was awarded the Environmental Impact Assessment Certificate for the Buckreef Gold Project.

•

The official signing ceremony of the Kigosi Mining License was held in October 2013.  Company and Ministry for Energy and Minerals representatives attended the ceremony.

•

Biogeochemical (BGC) field sampling was carried out on the Kabanga Nickel belt.

Overall Performance

As at August 31, 2014 the Company had current assets of $2,614,572 compared to $11,289,745 on August 31, 2013.  The decrease is mainly due to net expenditures on exploration of $2,329,901 (2013 - $4,109,573), additions to property, plant and equipment of $2,412,541 (2013 - $50,197) in connection with the construction of the processing plant, cash used to repay the convertible debenture of $1,090,000 (2013 - $nil) and cash used in operations of $3,485,590 (2013 - $4,137,953).  Mineral properties and deferred exploration assets were $47,052,468 as compared to $45,932,207 at August 31, 2013.

Net loss for the year ended August 31, 2014 was $2,416,265 compared to a net loss of $3,225,998 in the comparable year ended August 31, 2013.  The main differences in expenditures between the two periods are the recovery of VAT of $262,116 during the year ended August 31, 2014 compared to $nil in 2013, a write off of mineral properties of $1,209,640 for the year ended August 31, 2014 compared to $2,194,907 in 2013 and a lower gain of $3,524,000 from the revaluation of warrant liability during the year ended August 31, 2014 compared to a gain of $4,590,000 on the same revaluation of the warrant liability in 2013.

During the year ended August 31, 2013 the Company issued shares with a value of $986,334 on conversion of 221,337 shares under the convertible debt agreement.  During the year ended August 31, 2014, the Company issued 320,823 shares (2013 – 241,308 shares) pursuant to the RSU plan with a value of $1,354,238 (2013 - $1,151,010).  In addition, during the year ended August 31, 2014, the Company issued 82,405 shares (2013 – nil shares) for settlement of a lawsuit by an ex-consultant for wrongful dismissal.  In the current year, capital is being utilized for the Buckreef Gold Project development, property acquisition, exploration, capital equipment purchases and general operating expenses as tabulated below.  The remaining funds/cash liquid assets are invested in interest bearing investments, which are highly liquid.

C$ (000)
Funds available August 31, 2013	10,680
Equipment purchases	(2,412)
Mineral property expenditures including licences, environmental and exploration, net of recoveries	(2,330)
Repayment of convertible debt	(1,090)
General corporate expenses	(3,018)
Funds available August 31, 2014	$1,830

Based on the Company’s current funding sources and taking into account the working capital position and capital requirements at August 31, 2014, these factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding in

2015 in order to continue development and construction of the Buckreef Project. Furthermore, the Company is currently negotiating project financing terms with a number of lending institutions, which the Company believes will result in the Company obtaining the project financing required to fund the construction of the Buckreef Project. However there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms. These consolidated financial statements do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the consolidated financial statements.

Additional funding may be derived from revenues generated in the future from anticipated completion and operation of its heap leach mine currently under development.  Management continues to explore alternative financing sources in the form of equity, debt or a combination thereof; however the current economic uncertainty and financial market volatility make it difficult to predict success.  Risk factors potentially influencing the Company’s ability to raise equity or debt financing include:  the outcome of the feasibility study at the Buckreef Project, mineral prices, the risk of operating in a foreign country, including, without limitation, risks relating to permitting, and the buoyancy of the credit and equity markets.  For a more detailed list of risk factors, refer to the Company’s Form 20-F Annual Report for the year ended August 31, 2014, which is filed on SEDAR as the Company’s Annual Information Form.

Due to the current low interest rate environment, interest income is not expected to be a significant source of income or cash flow.  Management intends to monitor spending and assess results on an ongoing basis and will make appropriate changes as required.

TRENDS

•

There are significant uncertainties regarding the prices of precious and base metals and other minerals and the availability of equity and debt financing for the purposes of mineral exploration and development.  The prices of precious and base metals have been subject to extreme volatility over recent periods, as such the Company remains cautious;

•

The Company’s future performance is largely tied to development of the Buckreef project and other main projects and outcome of future drilling results; and

•

Current financial markets are likely to be volatile in Canada for the remainder of the year, reflecting ongoing concerns about the stability of the global economy.  As well, concern about global growth may lead to future drops in the commodity markets.  Uncertainty in the credit markets has also led to increased difficulties in borrowing/raising funds.  Companies worldwide have been negatively affected by these trends.  As a result, the Company may have difficulties raising equity and debt financing for the purposes of base and precious metals exploration and development.

These trends may limit the Company’s ability to discover and develop an economically viable mineral deposit.

Selected Financial Information

	As at and for the year ended August 31, 2014	As at and for the year ended August 31, 2013	As at and for the year ended August 31, 2012
Total Revenues	$0	$0	$0
Net income (loss) for the period	$(2,416,265)	$(3,225,998)	$(8,897,843)
Basic income (loss) per share	$(0.02)	$(0.03)	$(0.09)
Diluted income (loss) per share	$(0.02)	$(0.03)	$(0.09)
Total assets	$52,792,901	$58,193,340	$65,711,075
Total long term financial liabilities	$0	$0	$10,187,286
Cash dividends declared per share	$0	$0	$0

Results of Operations

Net additions to mineral properties and deferred exploration costs for the year ended August 31, 2014 were $2,329,901 compared to $4,109,573 for the year ended August 31, 2013.  The amount has decreased as compared with prior year as the Company focused on construction of the heap leach and processing plant during the latter part of the year, incurring additions of $2,412,541 (2013 - $50,197).  Exploration activities have reduced as the Company advances its Buckreef project towards the commencement of production and continues exploration work on other projects in its portfolio and at the same time is conscious about conserving its cash in the current economic downturn.  Recoveries received during the year ended August 31, 2014 and 2013 from various option agreements and other miscellaneous sources were $nil and $41,786, respectively.

Net loss for the year ended August 31, 2014 was $2,416,265 compared to a loss of $3,225,998 for the comparable year ended August 31, 2013.  For the three month period ended August 31, 2014 and 2013, the net loss was $1,649,399 and a loss of $2,754,677, respectively.  The main differences in expenses between the two years is the recovery of VAT of $262,116 during the year ended August 31, 2014 compared to $nil in 2013 and a write off of mineral properties of $1,209,640 for the year ended August 31, 2014 compared to $2,194,907 in 2013.  The main difference in net loss for the three month period is the reduced gain on revaluation of warrant liability of $33,000 compared to a loss of $747,000 on the same revaluation of the warrant liability in 2013 and a write off of mineral properties of $356,096 for the three month period ended August 31, 2014 compared to $695,094 in 2013.  The Company also had a lower gain of $3,524,000 from the revaluation of warrant liability during the year ended August 31, 2014 compared to a gain of $4,590,000 on the same revaluation of the warrant liability in 2013.

For the year ended August 31, 2014, depreciation expense was $258,067 compared to $288,519 for the year ended August 31, 2013. The decrease of $30,452 was due to the lower capital asset cost base for capital assets currently being depreciated as depreciation lowered the capital asset balance offset by purchases in the period. The capital expenditure for the year ended August 31, 2014 was $2,412,541 as compared to $50,197 in the year ended August 31, 2013.  The increase in capital expenditures is due to construction of the heap leach pads and processing plant which are currently not yet being depreciated as they are currently still under construction and not in use.

Consulting fees for the year ended August 31, 2014 were $225,914 compared to $317,257 in the comparable year ended August 31, 2013.  Consulting expenses decreased due to a reduction in fees to members of the technical committee and due to non recurring consulting work in the prior period in connection with preliminary economic analysis.  Consulting fees for the three months ended August 31, 2014 were $173,933 compared to $136,807 in the comparable period ended August 31, 2013. The increase in the three month period is due to the final settlement of a lawsuit for wrongful dismissal brought on by a former consultant.

Directors’ fees for the year ended August 31, 2014 were $376,434 compared to $375,342 in the comparable year ended August 31, 2013.  Director fees remained consistent between the two periods as the number and valuation of RSU’s issued to board members remained comparable.

Office and general expenses for the year ended August 31, 2014 were $380,632 compared to $388,675 in the comparable year ended August 31, 2013. Office and general costs remained consistent between the comparable periods.  For the three month period ended August 31, 2014, office and general expenses were $107,655 compared to $124,742 in the comparable period ended August 31, 2013. Office and general costs remained consistent between the comparable quarters.

Shareholder information costs for the year ended August 31, 2014 decreased to $265,421 from $343,291 for the comparable year ended August 31, 2013. The decrease was due to lower investor relation costs during the current year. For the three month period ended August 31, 2014, shareholder information costs were $18,202 compared to $70,711 for the three month period ended August 31, 2013. The decrease of $52,509 was due to lower investor relations costs during the current quarter in 2014.

Professional fees decreased by $208,469 for the year ended August 31, 2014 to $523,359 from $732,328 for the year ended August 31, 2013.  Professional fees were higher during fiscal 2013 due to litigation in the comparable period in 2013.  For the three month period ended August 31, 2014 professional fees decreased to $145,803 from $318,594 for the three month period ended August 31, 2013. The decrease is due to the same reason as described above.

Salaries and benefits expense decreased to $1,304,895 for the year ended August 31, 2014 from $1,388,160 for the year ended August 31, 2013.  Salaries and benefits decreased due to reduced bonuses paid in the current period.  The expenses for the corresponding three month period ending August 31, 2014 and 2013 were $269,840 and $261,860 respectively. Salaries and benefits remained consistent between the two comparable periods.

Share based payments for the year ended August 31, 2014 were $1,106,517 compared to $1,053,509 in the comparable year ended August 31, 2013.  Share based payments vary depending on the number of equity based compensation options issued and vesting.  See note 8 of the audited consolidated financial statements for the years ended August 31, 2014 and 2013 for details.  Director fee RSU expense was $194,682 and $208,572, respectively.

For the year ended August 31, 2014, travel and accommodation expense increased by $97,524 from $126,362 in 2013 to $223,886. For the three months ended August 31, 2014, travel and accommodation expense increased by $10,162 from $38,456 in 2013 to $48,618. Travel and accommodation expense increased as compared to the comparable quarter in 2013 due to an increase in travel in the later half of the year related to advancement of projects into production.

For the year ended August 31, 2014, the foreign exchange loss was $18,957 compared to an exchange loss of $5,215 for the same year ended August 31, 2013. This decreased loss of $13,742 was due to the years’ Tanzanian Shilling exchange rate having decreased from 1,524 at August 31, 2013 to 1,503 at August 31, 2014.

Interest income for the year ended August 31, 2014 was $65,362, compared to $133,116 for the year ended August 31, 2013.  Interest income decreased as the average cash balance in interest bearing accounts decreased during the current period.

The interest accretion expense for the year ended August 31, 2014 was $4,779, compared to $55,549 for the year ended August 31, 2013. The interest relates to the issuance of convertible debt.  Interest accretion has reduced to $nil as of August 31, 2014 as debt was repaid.

During the year ended August 31, 2014, the Company agreed to abandon and wrote off $1,209,640 in expenses in various project areas (2013 – wrote off $2,194,907) from abandoning various licenses, see note 4 of the audited consolidated financial statements for the years ended August 31, 2014 and 2013 for details. The Company is continuously evaluating its mineral properties Licenses and Carry Forward Balances and makes adjustments as deemed necessary to reflect current plans to explore and develop licenses into the future.

During the year ended August 31, 2014, the Company recorded recoveries of VAT of $262,116 (2013 – $nil) for VAT that was previously expensed due to the government conditions at the time which supported a low likelihood of receiving VAT refunds.  During the current period, these government factors changed and the amount is deemed to be collectible.

A gain of $3,524,000 (2013 – gain of $4,590,000) was recognized during the year ended August 31, 2014 in connection with the revaluation of the warrant liability.  Warrant liability is revalued at every reporting period using the Black-Scholes model.  As at August 31, 2014, all warrants have expired and warrant liability amounts to $nil (2013 - $3,524,000).

Summary of Quarterly Results (unaudited)

(Expressed in thousands of dollars, except per share amounts)

	2014 Q4	2014 Q3	2014 Q2	2014 Q1	2013 Q4	2013 Q3	2013 Q2	2013 Q1
Total revenues	$0	$0	$0	$0	$0	$0	$0	$0
Net Income (Loss)	$(1,649)	$(650)	$(1,704)	$1,589	$(2,755)	$(1,497)	$2,632	$(1,606)
Basic and diluted income (loss) per share	$(0.02)	$(0.01)	$(0.02)	$0.02	$(0.03)	$(0.01)	$0.03	($0.02)

Liquidity and Capital Resources – Going Concern Discussion

The Company manages liquidity risk by maintaining adequate cash balances in order to meet short term business requirements.  Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development work on its properties is largely based upon its ability to raise capital by equity funding.  Previously, the Company has obtained funding via private placements, public offering and various sources, including the Company’s President and CEO.

Based on the Company’s current funding sources and taking into account the working capital position and capital requirements at August 31, 2014, these factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding in 2015 in order to continue development and construction of the Buckreef Project. Furthermore, the Company is currently negotiating project financing terms with a number of lending institutions, which the Company believes will result in the Company obtaining the project financing required to fund the construction of the Buckreef Project. However there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms. These consolidated financial statements do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the consolidated financial statements.

As of August 31, 2014, the Company’s working capital position was $1,325,667 (August 31, 2013 – $5,416,104), including warrant liability or a working capital of $1,325,667 (August 31, 2013 – $8,940,104) excluding warrant liability.  As the Company’s mineral properties advance, additional equity and debt financing will be required to fund exploration and mining activities.  Additional funding may be derived from revenues generated in the future from anticipated completion and operation of its heap leach mine currently under development.

Some of the Company’s mineral properties are being acquired over time by way of option payments.  It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.

The Company has no contractual obligations as of the latest fiscal year end and latest fiscal quarter.

Convertible Debt

Pursuant to the private placement completed on September 23, 2010, the Company received notice from an arm’s length third party to convert its Promissory Note in the principal amount of $1,000,000 bearing interest at 3% and convertible into 221,337 common shares at a price of $4.518 per share, and 221,337 shares were issued on October 17, 2012.

On October 4, 2010 the Company completed a private placement with arm’s length third parties consisting of three-year convertible promissory notes in the aggregate principal amount of $1,060,000 bearing interest at 3% and convertible into 204,772 common shares at the price of $5.1765 per share. On September 14, 2013 the promissory notes matured and the Holders elected repayment of the promissory notes in cash.  Accordingly $1,060,000 plus interest in the amount of $30,000 was paid on September 16, 2013.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

Related parties include the Board of Directors and officers, close family members and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

Related party transactions conducted in the normal course of operations are measured at the exchange value (the amount established and agreed to by the related parties).

(a) Tanzanian Royalty Exploration Corporation entered into the following transactions with related parties:

Year ended August 31,	Notes	2014	2013
Legal services	(i)	$257,050	$269,880
Rent	(ii)	$21,347	$21,364
Technical Committee	(iii)	$nil	$55,709
Rent	(iv)	$33,924	$23,750
Consulting	(v)	$160,954	$82,173
Consulting	(vi)	$174,163	$nil

(i) The Company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the year ended August 31, 2014, the legal expense charged by the firm was $257,050 (2013 - $269,880), of which $28,648 remains payable at August 31, 2014 (August 31, 2013 - $13,143).

(ii) During the year ended August 31, 2014, $21,347 (2013 - $21,364) was paid to a company associated with the Company’s Chairman and COO and his spouse for office rental.

(iii) During the year ended August 31, 2014, $nil (2013 - $55,709) was paid or payable by the Company to directors as incremental fees for serving on the Company’s Technical Committee.

(iv)  During the year ended August 31, 2014, $33,924 (2013 - $23,750) was paid to a company associated with the Company’s CFO for office rental.

(v) During the year ended August 31, 2014, $160,954 (2013 - $82,173) was paid for heap leach construction consulting and website/data back-up services to companies controlled by individuals associated with the CEO.

(vi) During the year ended August 31, 2014, $174,163 (2013 - $nil) was paid for grade control drilling and other consulting services to Stamico, the Company’s joint venture partner on the Buckreef Gold Project.

At August 31, 2014, the Company has a receivable of $2,072 (August 31, 2013 - $nil) from an organization associated with the Company’s President and CEO.

At August 31, 2014, the Company has a receivable of $16,622 (August 31, 2013 - $nil) from the general manager of the Company for amounts advanced on his behalf.

 (b) Remuneration of Directors and key management personnel (being the Company’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer) of the Company was as follows:

Year ended August 31,	2014		2013
	Salaries and benefits (1)	Share based payments (2), (3)	Salaries and benefits (1)	Share based payments (2), (3)
Management	$ 446,640	$ 720,336	$ 508,217	$ 654,412
Directors	181,752	194,682	166,770	208,572
Total	$ 628,392	$ 915,018	$ 674,987	$ 862,984

    (1)   Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and RSU’s for their services and officers are entitled to cash remuneration and RSU’s for their services.

     (2)   Compensation shares may carry restrictive legends.

     (3)   All RSU share based compensation is based on the accounting expense recorded in the year.

Restricted Stock Unit Plan

The Restricted Stock Unit Plan (“RSU Plan”) is intended to enhance the Company’s and its affiliates’ abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Company and its affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the RSU Plan provides for the grant of restricted stock units (“RSUs”).  Each RSU represents an entitlement to one common share of the Company, upon vesting.  As of November 9, 2012, the Board resolved to suspend 1,500,000 of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 1,000,000 shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended.  As of January 9, 2014, the Board further resolved to amend the suspension to 1,200,000 of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 1,300,000 shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended.  Any of these awards of RSUs may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan.  Any such performance goals are specified in the Award Agreement.

Of the 1,300,000 shares authorized for issuance under the Plan, 1,194,254 shares have been issued as at August 31, 2014.

Critical Accounting Estimates

Assessment of Recoverability of Mineral Property Costs

The deferred cost of mineral properties and their related development costs are deferred until the properties are placed into production, sold or abandoned. These costs will be amortized over the estimated useful life of the properties following the commencement of production. Cost includes both the cash consideration as well as the fair market value of any securities issued on the acquisition of mineral properties. Properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from property options granted reduce the cost of the related property and any excess over cost is applied to income  The Company’s recorded value of its exploration properties is based on historical costs that expect to be recovered in the future. The Company’s recoverability evaluation is based on market conditions for minerals,  underlying  mineral  resources  associated  with  the  properties  and  future  costs  that  may  be required for ultimate realization through mining operations or by sale.

Assessment of Recoverability of Deferred Income Tax Assets

The Company follows the balance sheet method of accounting for income taxes.  Under this method, deferred tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.  Deferred tax liabilities and assets are measured using substantively enacted tax rates.  The effect on the deferred tax liabilities and assets of a change in tax rates is recognized in the period that the change occurs.  Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that is probable that taxable profit will be available against which the deductible temporary difference and the carry forward of unused credits and unused tax losses can be utilized.  In preparing the consolidated financial statements, the Company is required to estimate its income tax obligations. This process involves estimating the actual tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The Company assesses, based on all available evidence, the likelihood that the deferred income tax assets will be recovered from future taxable income and, to the extent that recovery cannot be considered probable, the deferred tax asset is not recognized.

Estimate of Share Based Payments and Warrant Liability and Associated Assumptions

The Company recorded share based payments based on an estimate of the fair value on the grant date of share based payments issued and reviews its foreign currency denominated warrants each period based on their fair value. The accounting required for the warrant liability requires estimates of interest rate, life of the warrant, stock price volatility and the application of the Black-Scholes option pricing model.   See note 8 of the August 31, 2014, audited consolidated financial statements for full disclosure.

Critical accounting policies

Mineral Properties

All direct costs related to the acquisition and exploration and development of specific properties are capitalized as incurred.  If a property is brought into production, these costs will be amortized against the income generated from the property.  If a property is abandoned, sold or impaired, an appropriate charge will be made to the statement of comprehensive loss at the date of such impairment.  Discretionary option payments arising on the acquisition of mining properties are only recognized when paid.  Amounts received from other parties to earn an interest in the Company's mining properties are applied as a reduction of the mining property and deferred exploration and development costs until all capitalized costs are recovered at which time additional reimbursements are recorded in the statement of comprehensive loss, except for administrative reimbursements which are credited to operations.

Consequential revenue from the sale of metals, extracted during the Company's test mining activities, is recognized on the date the mineral concentrate level is agreed upon by the Company and customer, as this coincides with the transfer of title, the risk of ownership, the determination of the amount due under the terms of settlement contracts the Company has with its customer, and collection is reasonably assured.  Revenues from properties earned prior to the commercial production stage are deducted from capitalized costs.

The amounts shown for mining claims and related deferred costs represent costs incurred to date, less amounts expensed or written off, reimbursements and revenue, and do not necessarily reflect present or future values of the particular properties.  The recoverability of these costs is dependent upon discovery of economically recoverable reserves and future production or proceeds from the disposition thereof.

The Company reviews the carrying value of a mineral exploration property when events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying value of the property exceeds its fair value, the property will be written down to fair value with the provision charged against operations in the year of impairment. An impairment is also recorded when management determines that it will discontinue exploration or development on a property or when exploration rights or permits expire.

Ownership in mineral properties involves certain risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral interests.  The Company has investigated the ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Capitalized mineral property exploration costs are those directly attributable costs related to the search for, and evaluation of mineral resources that are incurred after the Company has obtained legal rights to explore a mineral property and before the technical feasibility and commercial viability of a mineral reserve are demonstrable.  Any costs incurred prior to obtaining the legal right to explore a mineral property are expensed as incurred.  Field overhead costs directly related to exploration are capitalized and allocated to mineral properties explored.  All other overhead and administration costs are expensed as incurred.

Once an economically viable reserve has been determined for a property and a decision has been made to proceed with development has been approved, acquisition, exploration and development costs previously capitalized to the mineral property are first tested for impairment and then classified as property, plant and equipment under construction.

Impairment of Long-lived Assets

At each date of the statement of financial position, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash‐generating unit to which the assets belong.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre‐tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash‐generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash‐generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash‐generating unit) in prior years.

The Company’s most critical accounting estimate relates to the impairment of mineral properties and deferred exploration costs.  During the year ended August 31, 2014, the Company wrote off $1,209,640 of costs related to its mineral properties (2013 – $2,194,907).  Management assesses impairment of its exploration prospects quarterly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.

Asset Retirement Obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of mineral properties and PPE, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement obligation is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit‐of‐production method or the straight‐line method, as appropriate.  Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market‐based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.   As of August 31, 2014 no liability for restoration exists.

Financial Instruments

Fair Value of Financial Instruments

The Company designated its other financial assets and warrant liability as FVTPL, which are measured at fair value.  Fair value of other financial assets is determined based on quoted market prices and is categorized as Level 1 measurement.  Fair value of warrant liability is categorized as Level 3 measurement as it is calculated based on unobservable market inputs.   Trade and other receivables and cash and cash equivalents are classified as loans and receivables, which are measured at amortized cost.  Trade and other payables and convertible debt are classified as other financial liabilities, which are measured at amortized cost.  Fair value of trade and other payables and convertible debt are determined from transaction values that are not based on observable market data.

The carrying value of the Company’s cash and cash equivalents, trade and other receivables, trade and other payables approximate their fair value due to the relatively short term nature of these instruments.

The Company’s convertible debt fair value is based on market interest rate.  As at August 31, 2013, the fair value of the convertible debt agreements did not differ materially from their carrying value.

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments.  These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

A summary of the Company's risk exposures as they relate to financial instruments are reflected below:

Credit Risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations.  The Company is subject to credit risk on the cash balances at the bank, its short-term bank investments and accounts and other receivables.  The Company’s cash and cash equivalents and short-term bank investments are with Schedule 1 banks or equivalents.  The accounts and other receivables consist of GST/HST receivable from the Canada Revenue Agency, Tanzanian Revenue Agency and amounts due from related parties.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rate.  The Company’s bank accounts earn interest income at variable rates.  The Company’s future interest income is exposed to changes in short-term rates.  As at August 31, 2014, a 1% increase/decrease in interest rates would decrease/increase net loss for the period by approximately $18,000 (2013 - $107,000).

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at August 31, 2014, the Company had current assets of $2,614,572 (August 31, 2013 - $11,289,745) and current liabilities of $1,288,905 (August 31, 2013 - $5,873,641), including warrant liability or $1,288,905 (August 31, 2013 – $2,349,641) excluding warrant liability. All of the Company’s trade payables and receivables have contractual maturities of less than 90 days and are subject to normal trade terms.  Current working capital of the Company is $1,325,667 (August 31, 2013 - $5,416,104) including warrant liability or a working capital of $1,325,667 (August 31, 2013 – $8,940,104) excluding warrant liability.

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies.  A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows.  At August 31, 2014, the Company had no hedging agreements in place with respect to foreign exchange rates.  As a majority of the funds of the Company are held in Canadian currencies, the foreign currency risk associated with US dollar and Tanzanian Shilling financial instruments is not considered significant at August 31, 2014.

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were 101,330,380 common shares outstanding and there were 828,531 RSUs outstanding.

Outlook

The Company’s Board of Directors has confirmed the strategic objective of the Corporation is to explore and evaluate its various mineral properties and develop the Buckreef Gold Mine Re-development Project and the Kigosi project in northern Tanzania. In addition, management is of the opinion that the Golden Horseshoe Reef (GHR) at Itetemia represents a modest, yet robust, medium-grade, near surface gold deposit that warrants further feasibility investigations, as well as the Luhala and Lunguya properties which hold modest but low cost gold extraction potential.  Management of the Company has developed a conceptual production plan, whereas, Buckreef South Main resource is now in mine development and construction of low cost heap leach plant. This plan is based on advancing Buckreef (including Main, South, Bingwa and Tembo), Itetemia, Luhala and Kigosi projects through various stages of development to production. Kabanga Nickel JV licenses have been reevaluated due to the significant increase fees charged by Tanzania. The Company seeks out and explores gold, nickel and other mineral deposits with the intention of developing certain ones for its own account and partnering with others to generate interest in deposits that result in production.

Exploration Summary

The continuity of expenditures on mineral properties is as follows:

Buckreef Project

Mine Development and Operations

Progress

The project successfully completed a critical year with the completion of construction of four heap leach cells with dimensions of 100 metres by 30 metres each, as scheduled. The completion of heap leach pad and preparing the Buckreef South Pit for ore mining were two of the major objectives in the Company’s march to production.

Throughout the year, significant improvements were made to the surrounding infrastructure, especially demolishment of the old Buckreef processing plant, and upgrading of approximately 30 kilometres of Buckreef - Katoro road.

Water Use Permit from Lake Tanganyika Basin Water Board and Occupational Safety and Health (OSHA) Compliance registration certificate were in the acquisition process after payment for water permit and given Provisional Water Use Permit while other stapes for processing the final permits are underway according to the WRMA No. 11 of 2009.

Tanesco electric power line (33Kv) connection to Buckreef camp 100kVA, 33/0.4/0.23kV sub-station was completed.  The construction of the 500m overhead power line from the close by Tanesco main line was contracted to Agape Enterprises Ltd electric contractors. The activities completed by the contractor included bush clearing of the 500m root way from the Tanesco line to Buckreef substation, erection of 7 wooden electric poles on the line, fixing conductor wire string and installation of a power drop down transformer.

Construction and reinforcement of the fence around the Buckreef camp to enclose all houses at the camp including the main office, power substation and power house was undertaken. The work involved construction of concrete fence poles, poles erection and fixing of security razor wire and wire mesh.

An updated costing and mining study was completed based on a revised Heap Leach Processing Recovery Method which incorporated the combination of crushing the ore to the required size fraction and stacking the ore to the pads for irrigation. This was then integrated into a final mining plan including multi open pit schedules. Optimisation of the mining and processing rates, capital estimate scheduling, and the final design was approved by the Company’s Technical Committee.

The revised open pit mining designs and schedules support a 360,000tpa operation, planned for commissioning in the last quarter of 2014 and extending to 2019.

A Memorandum of Agreement of Sale was made and entered into by DMO Technological Services Ltd. of Zimbabwe and Buckreef Gold Company for the purchase of a carbon in column (“CIC”) plant for the proposed 1000 tpd heap leach operations at Buckreef. The CIC heap leach process plant fabrication which includes carbon adsorption unit, carbon elusion unit, electrowinning unit and gold room unit designs has been completed and fabrication works are expected to be completed before the end of calendar year 2014.

Grade Control drilling program was completed at the South Pit where a total of 6727m were drilled from 282 holes using a 5m x 10m x 24m grid to define & confirm Buckreef south ore zone as defined from the Buckreef block model. The drilling confirmed two distinct mineralized zones termed as Buckreef South Zone One and Zone Two with an average grade of 3.16g/t Au and 5.31g/t Au respectively over average mineralized intersection widths of 7.65m and 10.5m respectively.

Significant intercepts reported include:

Buckreef South Zone One

• Drill hole BMGC00120 returned interval of 5 metres grading 4.77g/t Au from 19m – 24m depth.

• Drill hole BMGC00134 returned interval of 7 metres grading 1.68g/t Au from 12m - 19m depth.

• Drill hole BMGC00162 returned interval of 4 metres grading 4.43g/t Au from 18m - 22m depth.

• Drill hole BMGC00163 returned interval of 8 metres grading 3.40g/t Au from 9m – 17m depth.

• Drill hole BMGC00164 returned interval of 4 metres grading 2.75g/t Au from 4m – 8m depth.

• Drill hole BMGC00176 returned interval of 4 metres grading 6.12g/t Au from 20m – 24m depth.

• Drill hole BMGC00177 returned interval of 8 metres grading 7.27g/t Au from 13m – 21m depth.

• Drill hole BMGC00178 returned interval of 8 metres grading 7.18g/t Au from 5m – 13m depth.

Buckreef South Zone Two

• Drill hole BMGC00128 returned interval of 4 metres grading 3.76g/t Au from 11m – 15m depth.

• Drill hole BMGC00129 returned interval of 5 metres grading 9.68g/t Au from 10m – 15m depth.

• Drill hole BMGC00130 returned interval of 4 metres grading 3.07g/t Au from 2m – 6m depth.

• Drill hole BMGC00156 returned interval of 16 metres grading 4.10g/t Au from 0m – 6m depth.

• Drill hole BMGC00157 returned interval of 6 metres grading 3.01g/t Au from 4m – 8m depth.

• Drill hole BMGC00172 returned interval of 12 metres grading 8.25g/t Au from 12m – 24m depth.

• Drill hole BMGC00175 returned interval of 17 metres grading 12.93g/t Au from 5m – 22m depth.

Buckreef Project environmental impact assessment study was completed and a certificate of environmental impact Assessment was awarded to the Buckreef project.

Buckreef enlarged Mining Licence (SML04/92) land valuation work was completed and the valuation and resettlement report was approved by the Chief Government Valuer for compensation.  Management is currently reviewing valuation to determine what, if any, resettlement will be required for mining the various deposits.

The Buziba-Busolwa Mining Area Project entered a development pipeline after BGCL, a project subsidiary of the Company, (55% by Tanzanian Royalty and 45% by Stamico), signed a letter of intent in February 2014 with ARL Gold Tanzania Limited, a subsidiary of Allied Gold Company of United Arab Emirates, to conclude a Definitive Joint Venture Agreement for the standalone mine development of the Buziba-Busolwa resource.

Advanced Exploration Projects

Itetemia Project

The Itetemia gold deposit includes the Mineral Resources of the Golden Horseshoe Reef (“GHR”), and is an advanced stage exploration project focusing on the development of the GHR. Significant metres of drilling and sampling so far completed over the GHR and surrounding areas culminated in the estimation of the following Mineral Resources by CSA Australia Pty (Ltd) (“CSA”).  The gold resource numbers for the GHR are as at 8th March 2011 using a cut-off grade of 1.0g/t:-

DOMAIN	CLASSIFICATION	VOLUME (m3)	TONNES (t)	GRADE (g/t)	OUNCES oz
Main Lode	Indicated	816,000	2,390,000	3.14	241,000
	Inferred	355,000	1,053,000	3.68	125,000
TOTAL MAIN LODE		1,171,000	3,443,000	3.31	366,000
Footwall Lode	Indicated	141,000	409,000	1.92	25,000
	Inferred	128,000	380,000	2.57	31,000
TOTAL FOOTWALL LODE		269,000	789,000	2.23	57,000
TOTAL INDICATED		957,000	2,799,000	2.96	266,000
TOTAL INFERRED		483,000	1,433,000	3.39	156,000
GRAND TOTAL		1,440,000	4,232,000	3.11	422,000

Rounding results in computational discrepancies

The main activity completed for the Itetemia project is the feasibility study works (final metallurgical testwork, process engineering designs, etc.) undertaken by MaSS Resources company. The Environmental & Social Impact Assessment (“ESIA”) studies, contracted to Efficient Consultants environmental experts, were near completion as the report has been submitted to NEMC for approval before the issuance of the certificate for environmental impact assessment.

Kigosi Project

Kigosi Mining Licence (ML/13) and Environmental impact assessment certificate have both been granted to the Kigosi Project in the period. The Company considered a number of potential production scenarios for the Kigosi Project. One scenario is the potential for a modest low-capital start-up operation based on extracting gold from extensive surface rubble and gravel mineralization which has been the subject of a NI 43-101 Technical Report. The Kigosi gravel Coarse Gravity Recovery testwork final report using Python Gekko gravity recovery process system was completed.  The testwork indicate positive results as the overall gold recovery, based on pre-concentration by gravity and flotation, followed by intensive cyanide leaching at a grind size of 80% passing 0.106mm size, is 95.2%. This is based on a sample with a calculated head grade of 3.93 g/t Au; leach residue grade is 0.05 g/t and flotation tailings grade is 0.25g/t. The overall gold recovery achievable at the different leach conditions was determined using the average calculated head grade. The Table below summarises the testwork results for the Kigosi gravel ore.

Test ID	Calc Au Head Grade (g/t)	Pre-concentration Recoveries (%)	Leach Recoveries (%)	Overall Au Recovery (%)	Residue Au (g/t)
LBUC 01 ( Concentrate @ P80 As-is)	3.93	95.3	99.1	94.2	0.51
LBUC 02 ( Concentrate @ P80 106 μm)	3.93	95.3	99.9	95.2	0.05

Kigosi Project area remains subject to a Game Reserve Declaration Order. Upon repeal or amendment of that order by the Tanzanian Government, the Kigosi Mining Company will be legally entitled to exercise its rights under the Mineral Rights and Mining Licence. The procedures for degazzetting the Kigosi mining licence project area from a game reserve area to a mining area on the government gazette has not been completed by government of Tanzania.

Luhala Project

The Luhala Project is an advanced stage exploration project focusing on the development of the Luhala gold deposit which consists of five anomalous hilltops. The mineralisation is stratabound shear-zone hosted gold mineralisation (stratigraphic and structural control) within a distinct unit of felsic rocks with associated ferruginised mafics and felsics.

Varying amounts of drilling and sampling has been conducted over the various deposits at Luhala, which has to-date resulted in the estimation, by CSA, of the following Mineral Resources for Luhala as at 8th March 2011 using a cut-off grade of 1.0g/t:

DOMAIN / ZONE	CLASSIFICATION	VOLUME (m3)	TONNES (t)	GRADE (g/t)	OUNCES oz
Kisunge Central	Inferred	410,000	870,000	1.76	48,900
Kisunge East		110,000	240,000	2.15	16,800
Kisunge South		60,000	120,000	1.68	6,300
Shilalo South		100,000	200,000	2.47	15,900
Shilalo West		200,000	430,000	1.73	23,900
TOTAL LUHALA PROJECT		880,000	1,860,000	1.87	112,000
TOTAL INFERRED		880,000	1,860,000	1.87	112,000
GRAND TOTAL		880,000	1,860,000	1.87	112,000

Rounding results in computational discrepancies

The Company is currently seeking bids to prepare a local feasibility study for application of a mining licence for Luhala Project.

Lunguya Project

The Lunguya gold project is situated on a major NW-SE regional shear zone which extend north into Barrick’s Bulyanhulu gold mine (>10M oz).  Gold in these shear zones occur in narrow shear-foliated quartz veins in sheared contacts between basalts and granites. Potential for the discovery of an economic resource from Luhala can be inferred from active small scale mining activities which are contiguous with Luhala.  Work so far completed at Luhaha has identified bull’s eye gold in soil anomalies and RAB-drilled contact along the granite-greenstone contacts.  Reassessment is ongoing to determine whether additional work is required to upgrade the resource.

Kabanga Nickel Project

There were no exploration activities on the Kabanga Project licences due to the Company’s strategy to concentrate on projects with potential to generate near term cash flow, more specifically gold production start up. The Kabanga Nickel and base metals project remain as the most potential mineral fields in the country for base metal mineralization (Nickel, PGM, tin, wolfram, coltan etc.).  For example, previous test work that was carried out on BGC on the Ni anomalies in the Kabirizi and Buhamila licences demonstrate potential for future ground follow up exploration.

The Company will continue to explore opportunities to maximise shareholder value and closely follow development of the adjacent Barrick/Xstrata Project Nickel Project.  However, the Company has taken an impairment on the carrying value.

Exploration Projects

Following the Company’s decision to include mine development to its strategy of generating maximum revenue from its extensive portfolio of properties and with the rising costs of maintaining prospecting and other licences in Tanzania, management decided to drop some licences.  A technical team was formed to review the prospectivity of the entire licence portfolio in Tanzania and propose to management licences to be dropped. Thirty nine (39) licences were proposed to be dropped by the technical team and the licences were approved for relinquishment by the Company’s Technical Committee.

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk, sovereign risk.  For further details on the risk factors affecting the Company, please see the Company’s Form 20-F Annual Report for year ended August 31, 2014 filed on SEDAR as the Company’s Annual Information Form.

Disclosure Controls and Procedures (“DC&P”)

Requirements of NI 52-109 include conducting an evaluation of the effectiveness of DC&P.  Management conducted an assessment of the effectiveness of the DC&P in place as of August 31, 2014 and concluded that such procedures are adequate and effective to ensure accurate and complete disclosures in filings.  Any system control over disclosure procedures, particularly for junior exploration companies, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all inaccuracies.  These limitations include limited personnel available for such work, geographical logistics and human error among others.  The Board of Directors assess the integrity of the public financial disclosures through the oversight of the Audit Committee.

Internal Control Over Financial Reporting (“ICFR”)

Requirements of NI 52-109 include conducting an evaluation of the effectiveness of ICFR.  Management conducted an assessment of the effectiveness of the ICFR in place as of August 31, 2014 and concluded that such procedures are adequate and effective to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in compliance with International Financial Reporting Standards.  Any system of internal control over financial reporting, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all misstatements.  The Board of Directors assess the integrity of the public financial disclosure through the oversight of the Audit Committee.

The Corporation’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for the design and effectiveness of disclosure controls and procedures (“DC&P”) and the design of internal control over financial reporting (“ICFR”) to provide reasonable assurance that material information related to the Corporation is made known to the Corporation’s certifying officers. The Corporation’s controls are based on the Committee of Sponsoring Organizations (“COSO”) 1992 framework. The Corporation’s CEO and the CFO have evaluated the design and effectiveness of the Corporation’s DC&P as of August 31, 2014 and have concluded that these controls and procedures are effective in providing reasonable assurance that material information relating to the Corporation is made known to them by others within the Corporation. The CEO and CFO have also evaluated the design and effectiveness of the Corporation’s ICFR as of August 31, 2014  and concluded that these controls and procedures are effective in providing reasonable assurance that financial information is recorded, processed, summarized and reported in a timely manner.

During the current period there have been no changes in the Corporation’s DC&P or ICFR that materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

Additional Information

Tanzanian Royalty Exploration Corporation is a Canadian public company listed on the Toronto Stock Exchange trading under the symbol “TNX” and also listed on the NYSE Amex Equities Exchange trading under the symbol “TRX”.  Additional information about the company and its business activities is available on SEDAR at www.sedar.com and the Company’s website at www.tanzanianroyalty.com.

Approval

The Board of Directors of Tanzanian Royalty Exploration Corporation has approved the disclosure contained in the annual MD&A.  A copy of this annual MD&A will be provided to anyone who requests it.  It is also available on the SEDAR website at www.sedar.com.

Cautionary Note Regarding Forward-Looking Statements

Except for statements of historical fact relating to the Company, certain information contained in this MD&A constitutes “forward-looking information” under Canadian securities legislation.  Forward-looking information includes, but is not limited to, statements with respect to the potential of the Company’s properties; the future prices of base and precious metals; success of exploration activities, cost and timing of future exploration and development; the estimation of mineral reserves and mineral resources; conclusions of economic evaluations; requirements for additional capital; and other statements relating to the financial and business prospects of the Company.  Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or “variations of such words and phrases or statements that certain actions, events or results “may” , “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments at Buckreef or other mining or exploration projects, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, and is inherently subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks related to: unexpected events and delays during permitting; the possibility that future exploration results will not be consistent with the Company’s expectations; timing and availability of external financing on acceptable terms in light of the current decline in global liquidity and credit availability; uncertainty of inferred mineral resources; future prices of base and precious metals; currency exchange rates; government regulation of mining operations; failure of equipment or processes to operate as anticipated; risks inherent in base and precious metal exploration and development including environmental hazards, industrial accidents, unusual or unexpected geological formations; and uncertain political and economic environments.  Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information.  The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.